Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

February 9, 2016

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on February 9, 2016 through the facilities of CNW and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines Inc. announces updated Mineral Reserves and Resources as of December 31, 2015, including a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 gold ounces (net of depletion) at a Mineral Reserve grade of 8.26 g/t. The Beaufor Mine reported a 95% increase in Mineral Reserves to 63,850 gold ounces (net of depletion) at a Mineral Reserve grade of 6.57 g/t, which will extend mine life by more than two years.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

February 10, 2016

Richmont Increases Mineral Reserves by 187% and
Island Gold Mine Increases Mineral Reserves by 206%, With a 29%
Increase in Reserve Grade

TORONTO, Ontario, Canada, February 9, 2016 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces updated Mineral Reserves and Resources as of December 31, 2015, including a 206% increase in Mineral Reserves at the cornerstone Island Gold Mine to 561,700 gold ounces (net of depletion) at a Mineral Reserve grade of 8.26 g/t. The Beaufor Mine reported a 95% increase in Mineral Reserves to 63,850 gold ounces (net of depletion) at a Mineral Reserve grade of 6.57 g/t, which will extend mine life by more than two years. (Detailed Mineral Reserve and Resource tables can be found at the end of this press release. All amounts are in Canadian dollars unless otherwise indicated).

2015 Mineral Reserve Highlights:

As at December 31, 2015, Richmont is reporting Mineral Reserves for the Island Gold and Beaufor Mines as summarized in the table below:

Proven and Probable Mineral Reserves(1)(2)
Island Gold Mine and Beaufor Mine
	Gold ounces			Grams per tonne
December 31	2015	2014	Change (%)	2015	2014	Change (%)
Island Gold Proven & Probable
above ~400m	76,700	90,000	(15%)	6.91	6.04	14%
below ~400m	485,000	93,750	417%	8.52	6.76	26%
Island Gold Proven & Probable	561,700	183,750	206%	8.26	6.39	29%
Beaufor Proven & Probable	63,850	32,750	95%	6.57	7.06	(7%)
Total Proven & Probable	625,550	217,950	187%	8.05	6.43	25%
[1]	Refer to the detailed mineral reserve and mineral resource tables follow at the end of this press release.
[2]	No changes to Mineral Reserves were made at the Corporation’s other properties.

“We are very pleased with the success of our delineation drilling program at Island Gold where we converted nearly 80% of the resources from the Lower C Zone that were included in the 2015 Preliminary Economic Assessment (“PEA”) to Reserves, significantly de-risking this core operation. We now have more than 7 years of mine life based on reserves ahead of us, along with significant exploration potential both laterally and at depth,” stated Renaud Adams, Chief Executive Officer. He continued, “In 2016 we will be focused on converting the remaining PEA resources and completing our 2015 exploration programs with a view to adding near-mine resources to the east and west of the PEA deposit area and confirming the high grade extension at depth. With reserve growth reported from both Island Gold and the Beaufor mines, a solid balance sheet, and an experienced management team, Richmont is in its strongest position in its 25 year history as gold producer.”

“The success of our drilling program has increased our reserve inventory by almost 200% to over 625,000 ounces with reserve growth being reported from both our operations,” stated Daniel Adam, Vice-President, Exploration.” He continued, “In 2016, I look forward to ongoing success from our exploration programs, especially the deep directional drilling program at Island Gold where we expect that we will continue to confirm the high-grade potential of this deposit below the 1,000 metre level. At the Beaufor Mine we successfully converted ounces to reserves in the Q Zone and are confident that this deposit has the potential for additional reserve and resource growth as well as mine life extension.’’

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Key Assumptions

In 2015, the Corporation assumed a gold price of CAD$1,300 per ounce (CAD$1,300 per ounce in 2014) and a currency exchange rate of CAD$1.2037 to US$1.00 (CAD$1.0833 to US$1.00 in 2014) and a cut-off grade of 4.0 g/t at Island Gold (3.75 g/t in 2014) and 4.31 to 6.04 g/t at Beaufor (5.14 to 6.60 g/t in 2014).

A reconciliation of the Corporation’s Mineral Gold Reserves at the Island Gold Mine and the Beaufor Mine is provided in the table below:

	Island Gold	Beaufor
	(oz)	(oz)
Proven and Probable Reserves (Dec. 31/14)	183,750	32,750
Mining Depletion	55,040	26,400
Reserve Addition	432,990	57,500
Proven and Probable Reserves (Dec. 31/15)	561,700	63,850

Mineral Reserves and Mineral Resources

As at December 31, 2015, Richmont is also reporting Mineral Resources, which are exclusive of Mineral Reserves as summarized in the table below:

Island Gold Mineral Reserves and Mineral Resources (December 31, 2015)

Island Gold Mine	Tonnes	Gold Grade	Contained ounces
	(MT)	(g/t)	(000’s)
Mineral Reserves
above ~400m	345,000	6.91	76,700
below ~400m	1,770,500	8.52	485,000
Proven and Probable	2,115,500	8.26	561,700
Mineral Resources
Measured and Indicated	348,500	6.40	71,700
Inferred	2,815,000	8.49	768,050
Notes to Mineral Reserves and Resources:
Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Based on a gold price of CAD$1,300 per ounce and an exchange rate of CAD$1.2037 to US$1.00.

  Island Gold added 378,000 ounces to reserves (net of depletion of approximately 55,000 production ounces) an increase of 206% with average reserve grades increasing by 29% to 8.26 g/t.

  Reserves below the 400 metre level increased by 391,250 ounces, an increase of 417%, with average reserve grades increasing by 26% to 8.52 g/t.

  Delineation drilling from the 620 metre level drift was primarily focused on the conversion of Inferred Resources within the Lower C Zone located in the PEA deposit area.

  Approximately 80% of the resources in the PEA deposit area have now been converted to reserves and the delineation drilling program in 2016, primarily from the proposed exploration and delineation drift on the 740 metre level, will be focused on converting the remaining resources to reserves. (see Figure 1: “Mineral Reserve and Resource Estimates as of December 31, 2015”)

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  In 2016, the Corporation will complete the underground drilling program launched in late 2015 with the objective of further adding near-mine resources in 2016.

  The lateral extension and deep directional drilling programs are ongoing with an objective of determining the potential of the Island Gold deposit to the east and west as well as at depth below the 1,000 metre level.

  Richmont expects to provide an update of the Island Gold exploration drilling program in the latter part of February.

Beaufor Mine Mineral Reserves and Mineral Resources (December 31, 2015)

Beaufor Mine	Tonnes (MT)	Gold Grade (g/t)	Contained ounces
			(000’s)
Mineral Reserves
Proven and Probable	302,100	6.57	63,850
Mineral Resources
Measured and Indicated	843,000	6.34	171,900
Inferred	135,000	6.44	28,000
Notes to Mineral Reserves and Resources:
Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Based on a gold price of CAD$1,1,300 per ounce and an exchange rate of CAD$1.2037 = US$1.00

  The Beaufor Mine added 31,000 ounces to reserves, net of depletion of 26,000 production ounces, an increase of 95%.

  The increase in reserves for the Beaufor Mine was primarily from the conversion of inferred resources located in the Q Zone.

  The main focus in 2016 will be the ongoing development of the Q Zone and drilling will focus on extending the Q Zone resource block both laterally and at depth.

Mineral Reserves and Mineral Resources Parameters

The Corporation completed its 2015 year-end Mineral Reserve and Mineral Resource estimates for Island Gold and Beaufor internally, Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserve and Resource estimates.

For 2015, Mineral Reserve and Mineral Resource estimates, Richmont used a metal price of CAD$1,300 per ounce of gold and a foreign exchange ratio of 1.2037 Canadian dollars per 1.00 U.S. dollar. The cut-off grade has increased from 3.75 g/t gold to 4.00 g/t gold at the Island Gold Mine and decreased from 5.14-6.60 g/t gold to 4.31-6.04 g/t gold at the Beaufor Mine. Dilution estimates for Island Gold increased from 18% to 19% and the minimum mining widths at Beaufor decreased from 2.4 metres to 1.9 metres for the Room and Pillar stopes and from 3.0 metres to 2.4 metres for the long hole stopes.

Mineral Reserves and Mineral Resources for the Island Gold Mine were estimated using a block modelling approach with ordinary kriging interpolation. Kriging parameters are similar to last year and the density used to calculate tonnage varies from 2.82 to 2.80.

Daniel Adam, Vice-President, Exploration for Richmont Mines has reviewed the scientific and technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

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2015 Mineral Reserves and Resources

Richmont Mines 2015 Mineral Reserve and Resource Estimates[1]
	December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Island Gold Mine
Proven Reserves[2] (above -400m)	97,000	7.00	21,800	173,000	6.25	34,700
Probable Reserves[2] (above -400m)	248,000	6.88	54,900	290,500	5.91	55,300
Total Proven & Probable (above -400m)	345,000	6.91	76,700	463,500	6.04	90,000
Proven Reserves[2] (below -400m)	266,500	7.72	66,100	86,000	6.57	18,150
Probable Reserves[2] (below -400m)	1,504,000	8.66	418,900	345,500	6.81	75,600
Total Proven & Probable (below -400m)	1,770,500	8.52	485,000	431,500	6.76	93,750
Total Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured Resources (above -400m)	7,500	5.80	1,350	26,000	5.30	4,400
Indicated Resources (above -400m)	235,500	6.96	52,700	269,500	6.98	60,450
Indicated Resources[3] (below -400m)	105,500	5.20	17,650	438,000	10.95	154,200
Total Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources (above -400m)	412,500	7.44	98,700	369,500	6.97	82,800
Inferred Resources[3] (below -400m)	2,402,500	8.67	669,350	3,178,000	9.00	919,950
Total Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
Beaufor Mine[4]
Proven Reserves[2]	35,600	7.31	8,350	53,000	7.13	12,100
Probable Reserves[2]	266,500	6.48	55,500	91,500	7.02	20,650
Total Proven and Probable Reserves	302,100	6.57	63,850	144,500	7.06	32,750
Measured Resources	109,000	5.32	18,600	111,500	5.30	19,000
Indicated Resources	734,000	6.50	153,300	805,500	6.60	170,850
Total Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Total Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
Monique Mine[5]
Proven Reserves[2]
Probable Reserves[2]				14,500	3.16	1,450
Total Proven & Probable Reserves[2]				14,500	3.16	1,450
Total Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Total Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property[6,7]
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Total Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150
Total Reserves and Resources
Proven & Probable Reserves	2,417,600	8.05	625,550	1,054,000	6.43	217,950
Measured & Indicated Resources	16,870,500	3.19	1,729,300	17,329,500	3.40	1,894,600
Inferred Resources	21,727,000	3.44	2,405,600	23,067,500	3.73	2,767,900
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2015, based on a gold price of CAD$1,300 per ounce and an exchange rate of CAD$1.2037 = US$1.00. (In 2014: gold price of CAD$1,300 per ounce and CAD$1.0833 = US$1.00).
[3]	Underground Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2015 and 2014.
5	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
6	Underground Mineral Resources established as of December 31, 2012.
7	Francoeur Mine closed in November 2012.

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About Richmont Mines Inc.
Richmont Mines has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 25 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The Mineral Reserve and Resource estimations as of December 31, 2015 and December 31, 2014 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

The Island Gold Mine Reserve and Resource estimate as of December 31, 2015 was performed by M. Raynald Vincent P.Eng. M.P.M., Chief Geologist, and M. Michael Pahkala, P.Eng., Technical Services Superintendent, both employees of Richmont Mines Inc., and qualified persons as defined by Regulation 43-101. A 43-101 technical report will be completed for the Island Gold Mine as of December 31, 2015, and will be filed on SEDAR within 45 days.

The Beaufor Mine Reserve and Resource estimate as of December 31, 2015 was performed by M. Jessy Thelland, Geo, B.A.Sc, Chief Geologist, and M. Louis Nkoy, P.Eng., Chief engineer, both employees of Richmont Mines Inc., and qualified persons as defined by Regulation 43-101. A 43-101 technical report will be completed for the Beaufor Mine as of December 31, 2015, and will be filed on SEDAR within 45 days.

The Reserve and Resource estimations of Beaufor and Island Gold mines were prepared using a gold price of US$1,080 (CAD$1,300) per ounce for 2015 and US$1,200 (CAD$1,300) per ounce for 2014. The resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAD$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAD$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. The Monique Mine Reserve and Resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAD$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first Reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

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For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

Richmont Mines Inc.
Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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